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                                             Filed by General Motors Corporation
 Subject Company - General Motors Corporation and Hughes Electronics Corporation Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                                  Commission file No.: 001-00143

          On April 9, 2003, General Motors Corporation ("GM") and its subsidiary Hughes Electronics Corporation ("Hughes"), together with The News Corporation Limited ("News"), announced the signing of definitive agreements that provide for the split-off of Hughes from GM and the simultaneous sale of GM's 19.9 percent (19.9%) economic interest in Hughes to News. In addition, pursuant to these agreements, News would acquire an additional 14.1 percent (14.1%) stake in Hughes from holders of GM Class H common stock through a merger of Hughes and a wholly-owned subsidiary of News, with Hughes as the surviving corporation. The definitive agreements were filed as Exhibits to the Form 8-K filed by General Motors Corporation today and are incorporated by reference into this filing.

          In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they (along with any other documents and reports filed by GM, Hughes or News with the SEC) will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

          GM, and its directors and executive officers, and Hughes, and certain of its executive officers, may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interest in the solicitation was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

          This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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          Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and
(10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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